SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Subject Company (Issuer))

LIFE QUOTES, INC.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Phillip Perillo

Senior Vice President and Chief Financial Officer

Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

(630)-515-0170

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David J. Kaufman

Duane Morris LLP

190 S. LaSalle Street; Suite 3700

Chicago, IL 60603-3433

(312) 499-6700

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$18,638,584	$1,328.93

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $4.00 (i.e., the tender offer price) and (ii) 4,659,646, the estimated maximum number of shares of common stock, par value $0.003 per share, of Life Quotes, Inc. Such number of Shares represents the 6,767,691 Shares outstanding as of June 1, 2010, less the 2,108,045 Shares already beneficially owned by LQ Acquisition Inc and Robert S. Bland.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

(3)	The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO-I (this “Schedule TO”) relates to the offer by LQ Acquisition Inc., an Illinois corporation wholly-owned by Robert S. Bland, and Robert S. Bland (“Bland”), president and chief executive officer of Life Quotes, Inc (“LQ”), to purchase all of the issued and outstanding shares of common stock, par value $0.003 per share (the “Shares”), of LQ not owned by LQ Acquisition Inc. or Bland, at a purchase price of $4.00 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). Because the special committee of the board of directors of LQ unanimously recommended that the stockholders of LQ accept the Offer and tender their Shares, LQ is considered to be engaged in a “going private” transaction and is therefore filing this Schedule 13e-3. Because LQ is making a loan to LQ Acquisition, Inc. to finance the Offer, it is considered a bidder in the tender offer and therefore is filing this Schedule TO-I.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002-(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer – Certain Information Concerning LQ” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer – Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Item 1003(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Tender Offer – Certain Information Concerning LQ.” and “Schedule A – Directors and Executive Officers of LQ.” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 1004(a) and (b) of Regulation N-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet – What are the classes and amounts of securities sought in the tender offer?” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet – How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet – How long do I have to decide whether to tender in the tender offer? and “The Tender Offer – Terms of the Offer; Expiration Date” is incorporated herein by reference.

(a)(i)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet – Can the offer be extended, and under what circumstances?” and “The Tender Offer – Terms of the Offer; Expiration Date” is incorporated herein by reference.

(a)(i)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet – Can the tender offer be extended, and how will I be notified if the tender offer is extended?” and “The Tender Offer – Terms of the Offer; Expiration Date” is incorporated herein by reference.

(a)(i)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet – Until what time can I withdraw previously tendered Shares? and “The Tender Offer – Withdrawal Rights” is incorporated herein by reference.

(a)(i)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet – How do I tender my Shares?,” “Summary Term Sheet – How do I withdraw tendered Shares?,” “The Tender Offer – Withdrawal Rights” and “The Tender Offer – Procedures for Tendering Shares” is incorporated herein by reference.

(a)(i)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet – How do I tender my Shares” and “The Tender Offer – Terms of the Offer; Expiration Date,” “The Tender Offer – Acceptance for Payment and Payment for Shares,” “The Tender Offer – Procedures for Tendering Shares” and “The Tender Offer – Conditions to the Offer” is incorporated herein by reference.

(a)(i)(ix) Not applicable

(a)(i)(x) Not applicable

(a)(i)(xi) Not applicable

(a)(i)(xii) The information set forth in the Offer to Purchase under “The Tender Offer – Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable

(b) Directors and officers of LQ may tender their shares under the tender offer. William v. Thoms, a director and an officer of LQ has executed a share tender agreement with LQ Acquisition, Inc. whereby he has agreed to tender his shares to LQ Acquisition, Inc under the tender offer. The information set forth in the Offer to Purchase under “Special Factors – Transactions and Arrangements Concerning the Shares”“ is incorporated herein by reference.

Item 5.	Past Contacts, Negotiations and Agreements.

Item 1005(e) of Regulation N-A

(e) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer,” Special Factors – Transactions and Arrangements Concerning the Shares,” “Special Factors – Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 1006(a) through (c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet – If I decide not to tender, how will the tender offer affect my Shares?”, “Summary Term Sheet – Following the tender offer, will LQ continue as a publicly reporting company? ”, “Special Factors – Plans for LQ After the Offer; Certain Effects of the Offer,” “Special Factors – Purposes and Structure of the Offer; Our Reasons for the Offer” and “The Tender Offer – Possible Effects of the Offer on the Market for the Shares” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet – Following the tender offer, will LQ continue as a publicly reporting company? ”, “Special Factors – Plans for LQ After the Offer; Certain Effects of the Offer” and “The Tender Offer – Possible Effects of the Offer on the Market for the Shares” is incorporated herein by reference.

(c)(9) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)(10) The information set forth in the Offer to Purchase under and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” and “Plans for LQ After the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet – Do you have the financial resources to make payment?” and “The Tender Offer – Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet – What are the most important conditions to the tender offer?” and “The Tender Offer – Conditions to the Offer” is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

(d) The information set forth in the Offer to Purchase under “The Tender Offer – Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors – Transactions and Arrangements Concerning the Shares” and “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors – Transactions and Arrangements Concerning the Shares” and “Schedule B” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors – Persons/Assets, Retained, Employed, Compensated or Used” and “The Tender Offer – Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a) The financial statements are not materials because i) LQ is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR and because the offer is for all outstanding securities of the subject class.

(b) The financial statements are not materials because i) LQ is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR and because the offer is for all outstanding securities of the subject class.

Item 11.	Additional Information

Item 1011 of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer,” “Special Factors – Interests of Certain Persons in the Offer” and “Special Factors – Transactions Concerning the Shares” is incorporated by reference herein.

(a)(2) The information set forth in the Offer to Purchase under “Special Factors – Appraisal Rights; Rule 13e-3; “The Tender Offer – Certain Legal Matters” and “Schedule C – Excerpts from the Delaware General Corporation Law Relating to the Rights of Dissenting Stockholders” is incorporated by reference herein.

(a)(3) The information set forth in the Offer to Purchase under “The Tender Offer – Certain Legal Matter” is incorporated by reference herein.

(a)(4) The information set forth in the Offer to Purchase under “The Tender Offer – Possible Effects of the Offer on the Market for the Shares” is incorporated by reference herein.

(a)(5) LQ, LQ Acquisition, Inc., and the directors of LQ have been named defendants in a lawsuit challenging the proposed transaction. The lawsuit Gelfand v. Life Quotes, Inc. et al. No. 2010CH3662 was filed in the Chancery Division of the Circuit Court of Dupage County, Illinois on June 25, 2010 (“the Gelfand Action”). In the Gelfand Action, the plaintiff alleges that LQ, LQ Acquisition, Inc. and the other defendants have breached and/or aided and abetted in the breach of fiduciary duties purportedly owed to LQ’s public stockholders. Among other things, the Gelfand Action seeks a permanent injunction against or rescission of the proposed transaction, damages, and attorney’s fees and expenses. The complaint related to the Gelfand Action is attached as Exhibit (a)(5)(A) hereto.

(b) None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 25, 2010. (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LQ Acquisition, Inc. on June 25, 2010).*

(a)(1)(B)	Letter of Transmittal. (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(C)	Notice of Guaranteed Delivery. (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010. (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010. (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010. (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

Exhibit No.	Description

(c)(1)	Presentation of Raymond James to the Special Committee of LQ presented on June 4, 2010. (incorporated by reference to Exhibit (c)(1)to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010. (incorporated by reference to Exhibit (c)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(3)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(3) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(4)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(4) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009. (incorporated by reference to Exhibit (c)(5) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit (f) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(g)	None.

*	Previously Filed

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information.

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchaser under “The Tender Offer – Price Range of Shares; Dividend” is incorporated herein by reference.

(e) None

(f) The information set forth in the Offer to Purchaser under “Special Factors – Transactions and Arrangements Concerning the Shares” and “Schedule B” is incorporated herein by reference.

Item 4 of Schedule 13E-3. Terms of the Transaction.

Item 1004(c)-(f) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Special Factors – Plans for LQ After the Offer; Certain Effects of the Offer” “Special Factors – Appraisal Rights; Rule 13e-3; “The Tender Offer – Certain

Legal Matters” and “Schedule C – Excerpts from the Delaware General Corporation Law Relating to the Rights of Dissenting Stockholders” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Special Factors – Appraisal Rights; “Going-Private” Rules,” “The Tender Offer – Certain Legal Matters” and “Schedule C – Excerpts from the Delaware General Corporation Law Relating to the Rights of Dissenting Stockholders” is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(a)-(c) and (e) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer,” Special Factors – Transactions and Arrangements Concerning the Shares,” “Special Factors – Interests of Certain Persons in the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer,” Special Factors – Transactions and Arrangements Concerning the Shares,” and “Special Factors – Interests of Certain Persons in the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer” and “Special Factors – Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer” “Special Factors – Transactions and Arrangements Concerning the Shares,” and “Special Factors – Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors – Background of this Offer” and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer” and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer” and “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors – Purpose and Structure of the Offer; Our Reasons for the Offer,” “Plans for LQ After the Offer; Certain Effects of the Offer,” “The Tender Offer – Possible Effects of the Offer on the Market for the Shares,” “Special Factors – Appraisal Rights; Rule 13e-3”; “The Tender Offer – Certain Legal Matters” and “Schedule C – Excerpts from the Delaware General Corporation Law Relating to the Rights of Dissenting Stockholders” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet – What does LQ’s board of directors think of the tender offer?” and “Special Factors – The Position of the Filers Regarding the Fairness of the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors – The Position of the Filers Regarding the Fairness of the Offer” and “Special Factors – Opinion of Raymond James” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet – What are the most important conditions to the tender offer?”, and “The Tender Offer – Conditions to the Offer” is incorporated herein by reference.

(d) An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer or the merger, or preparing a report concerning the fairness of the transaction.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet – What does LQ’s board of directors think of the tender offer?” is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer” and “Special Factors – The Position of LQ Acquisition Inc. Regarding the Fairness of the Offer” is incorporated herein by reference.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors – Reports, Opinions, Appraisals and Negotiation” “Special Factors – Opinion of Raymond James” and “Special Factors – Other Reports, Opinions, Appraisals and Negotiation” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors – Background of this Offer,” “Special Factors – The Position of LQ Acquisition Inc. Regarding the Fairness of the Offer,” “Special Factors – Reports, Opinions, Appraisals and Negotiation” “Special Factors – Opinion of Raymond James” and “Special Factors – Other Reports, Opinions, Appraisals and Negotiation” is incorporated herein by reference. Initially, Raymond James was selected by the Life Quotes, Inc. board of directors after interviewing several notable investment banking firms, and receiving proposals from those investment banks. Raymond James’ proposal was considered the best, and they were selected. The Special Committee of LQ, due in part to the time involved, did not review other proposals for the fairness opinion because it believed that Raymond James could do the job well. The special committee did, however, discuss hiring other investment banking firms. Additionally, Matt Friesl was selected for his report because he was a very cost effective option.

(c) The information set forth in the Offer to Purchase under “Special Factors – Opinion of Raymond James” and “Special Factors – Other Reports, Opinions, Appraisals and Negotiation” is incorporated herein by reference. Copies of the presentations filed as Exhibits hereto available for inspection and copying at LQ’s principal executive offices located at Suite 102; 8205 South Cass Avenue; Darien, IL 60561, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

Item 10 of Schedule 13E-3. Source and Amount of Funds or Other Consideration.

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “The Tender Offer – Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet – What does LQ’s board of directors think of the tender offer?” and “Special Factors – Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet – What does LQ’s board of directors think of the tender offer?” and “Special Factors – Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements

Item 1010(a) and (b) of Regulation M-A

(a)(1) The audited consolidated financial statements of Life Quotes, Inc.(“LQ”) as of and for the fiscal years ended December 31, 2008 and 2009 are incorporated herein by reference to Item 8 to LQ’s annual report on Form 10-K for the year ended December 31, 2009, as amended by Form 10-K/A.

(a)(2) The unaudited consolidated financial statements of LQ as of and for the fiscal quarters ended March 31, 2009 and 2010 are incorporated herein by reference to Item 1 to LQ’s quarterly report on Form 10-Q for the quarter ended March 31, 2010.

(a)(3) N/A

(a)(4) The book value per share as of March 31, 2010 was $4.41.

(b) Pro forma financial information for LQ is not material to the Offer.

Item 14 of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(b) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors – Background of the Merger” and “Special Factors – Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 16 of Schedule 13E-3. Exhibits.

Item 1016(c) and (f) of Regulation M-A

(c)(1)	Presentation of Raymond James to the Special Committee of LQ presented on June 4, 2010.

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010.

(c)(3)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.

(c)(4)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.

(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009.

(f)	Section 262 of the Delaware General Corporation Law (includes as Schedule C to the Offer of Purchase and incorporated by reference

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHEDULE TO-I AND SCHEDULE 13E-3

LIFE QUOTES, INC.

/S/ PHILLIP PERILLO
Phillip Perillo

Date: June 29, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 10, 2010. (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(B)	Letter of Transmittal. (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(C)	Notice of Guaranteed Delivery. (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010. (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010. (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010. (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(1)	Presentation of Raymond James to the Special Committee of LQ presented on June 4, 2010. (incorporated by reference to Exhibit (c)(1)to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010. (incorporated by reference to Exhibit (c)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(3)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(3) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(4)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(4) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009. (incorporated by reference to Exhibit (c)(5) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

Exhibit No.	Description

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit (f) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(g)	None.

(h)	None.

*	Previously Filed